Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE VOLUME TOTALS 105.2 MILLION CONTRACTS IN APRIL;

Marks Most Active April Ever at CBOE,

Average Daily Volume of 5 Million Contracts Was Up 28% From Year Ago

CHICAGO, May 1, 2009 — The Chicago Board Options Exchange (CBOE) today announced that average daily volume (ADV) in April was 5,008,128 contracts, up 28 percent when compared to April 2008 ADV of 3,924,060 contracts and one percent ahead of the March 2009 ADV of 4,949,489 contracts. Total exchange volume during the month rose 22 percent to 105,170,689 contracts, up from April 2008 volume of 86,329,314 contracts. April 2009 was the busiest April in CBOE history.

Year to date, daily trading volume at CBOE is averaging 4,613,098 contracts versus 4,443,863 contracts per day through April 2008, a gain of four percent.  Total CBOE contract volume through April 2009 rose three percent to 378,274,067 contracts, compared to 368,840,589 contracts trading during the first four months of 2008.

During April, trading volume in equity options at CBOE totaled 64,340,795 contracts, surpassing 48,411,293 contracts traded in April 2008 by 33 percent.  Average daily volume in equity options for the month was 3,063,847 contracts, a 39-percent increase over ADV of 2,200,513 contracts in April 2008. On April 17, the Exchange recorded a new single-day high in equity options trading as 4,598,739 contacts changed hands.

	April 2009 Volume (21 days)	% Change vs April 2008 (22 days)	% Change vs March 2009 (22 days)	Year-To-Date Volume (82 days)	% Change vs 2008 (83 days)
Industry Total	324,545,671	15%	-6%	1,184,861,104	2%

CBOE Total	105,170,689	22%	-3%	378,274,067	3%

CBOE Total ADV	5,008,128	28%	1%	4,613,098	4%

Equity	64,340,795	33%	11%	213,005,972	12%

Equity ADV	3,063,847	39%	16%	2,597,634	13%

Cash-Settled Index	17,736,427	-1%	-17%	71,426,281	-8%

Cash-Settled Index ADV	844,592	4%	-13%	871,052	-7%

ETF Options	23,093,255	15%	-22%	93,838,070	-7%

ETF Options ADV	1,099,679	21%	-18%	1,144,367	-6%

Exchange Open Interest	230,941,534	-7%	8%	—	—

Page 2/3  CBOE April  2009 Volume Summary

Volume in cash-settled index options totaled 17,736,427 contracts in April 2009, down one percent from the year-ago volume of 17,922,574 contracts.  Average daily volume during the month was 844,592 contracts, an increase of four percent from April 2008 ADV of 814,662 contracts.  During April, exchange traded fund (ETF) options volume totaled 23,093,255 contracts, 15 percent above April 2008 volume of 19,995,251 contracts.  ETF options average daily volume for the month was 1,099,679 contracts, 21 percent ahead of April 2008 ADV of 908,875 contracts.  Expanded information on April volume for index options and ETF options is available at www.cboe.com/data/monthlyvolume.aspx.

CBOE Market Share Leads Industry, Rises to 32.4% in April;

Equity Options Gain 4.2 Percentage Points Over 2008

In April, CBOE’s market share of total options industry volume was 32.4 percent, up 1.8 percentage points from April 2008 and nearly one percentage point from March 2009 market share. The Exchange’s index options market share of 89.6 percent rose 3.8 percentage points against April 2008, but was down 1.1 percentage points from March 2009.  In equity options, CBOE’s April market share was 29.4 percent, an increase of 4.2 percentage points compared to April a year ago and up 0.9 of a percentage point against March 2009. CBOE’s ETF options market share of 26.8 percent during the month dropped 2.1 percentage points from April 2008, but gained 2.1 percentage points from March 2009.

CBOE Market Share	April 2009 Market Share	% Pt Chg vs Apr 08	% Pt Chg vs Mar 09	Year-To-Date Market Share	% Pt Chg vs 2008
Exchange	32.4%	1.8%	0.9%	31.9%	0.3%
Equity	29.4%	4.2%	0.9%	28.7%	3.4%
Index	89.6%	3.8%	-1.1%	90.7%	3.4%
ETF	26.8%	-2.1%	2.1%	25.8%	-5.2%

Other April Highlights

•                  The top five most-actively traded equity options during April were Citigroup, Inc. (C), Bank of America Corp. (BAC), General Electric Co. (GE), General Motors Corp. (GM), and JPMorgan Chase (JPM).

•                  The top five most-actively traded index and ETF options at CBOE during April were the S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and Financial Select SPDRs (XLF).

•                  On April 24, CBOE announced its unaudited first quarter 2009 financial results. Total revenues fell five percent to $98.6 million, down from $104.3 million in Q1-2008; pre-tax profit decreased 23 percent to $40.4 million, compared with $52.8 million a year ago; and net income declined 21 percent from $30.6 million in Q1-2008 to $24.3 million in Q1-2009. Prior to this quarter, CBOE had experienced 12 consecutive quarters of double-digit gains in revenues. To read the financial report in its entirety, see Information Circular IC09-036 at www.cboe.org/Legal/crclInfo.aspx.

•                  During March, two CBOE memberships changed hands, both at a price of $1.5 million. A total of ten CBOE seats have been traded thus far in 2009.

•                  In April, CBOE Stock Exchange (CBSX) trading volume totaled 458.8 million shares, a 99-percent increase over April 2008 when 230.3 million shares changed hands.  Daily volume at CBSX in April averaged 21.8 million shares, up 108 percent over year-ago average daily volume of 10.5 million shares.   A total of 460,361 trades were conducted at CBSX during the month, 124 percent ahead of the 205,211 trades made during the same month last year.

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Page 3/3  CBOE April  2009 Volume Summary

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s website, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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